UNITED STATES	SEC FILE NUMBER 001-32171
SECURITIES AND EXCHANGE COMMISSION	CUSIP NUMBER 68384A 10 0
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):   ☐Form 10-K  ☐Form 20-F  ☐Form 11-K  ☒Form 10-Q  ☐Form N-SAR

For Period Ended:  June 30, 2007

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:  ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Opteum Inc.
Full Name of Registrant
N/A
Former Name if Applicable
3305 Flamingo Drive
Address of Principal Executive Office (Street and Number)
Vero Beach, FL 32963
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

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Statements in this Form 12b-25 that are not historical facts may be deemed forward−looking statements within the meaning of the Securities Exchange Act of 1934, as amended.  The reader is cautioned that such forward-looking statements are based on information available at the time and on the good faith belief of Opteum Inc.’s management with respect to future events, and are subject to a variety of risks and uncertainties that could cause actual outcomes, performance or results to differ materially from those expressed in such forward-looking statements.  Important factors that could cause such differences include those factors described in Opteum Inc.'s filings with the Securities and Exchange Commission, including Opteum Inc.'s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q.  The Company undertakes no obligation to publicly update or revise any forward−looking statements, whether as a result of new information, future events or otherwise.  However, the reader is directed to the Company’s various filings with the Securities and Exchange Commission available through the Company’s website at www.opteum.com or through the SEC’s website at www.sec.gov.
* * * * *
Opteum Inc. (the “Company”) is filing this Form 12b-25 to notify the Securities and Exchange Commission (the “SEC”) of its inability to file its Quarterly Report on Form 10-Q for the period ended June 30, 2007, by the required due date of August 9, 2007, for the following reasons:

On June 30, 2007, the Company’s majority-owned subsidiary, Orchid Island TRS, LLC (then known as Opteum Financial Services, LLC) (“OITRS”), completed the sale of substantially all of the assets related to OITRS’s retail mortgage loan origination business (the “Business”), and certain other assets associated with OITRS’s corporate staff functions.  As a result of the consummation of this transaction, the residential mortgage loan origination operations of OITRS were discontinued effective June 30, 2007, and these discontinued operations are required to be reported as such in the Company’s consolidated financial statements for the period ended June 30, 2007.  The reporting of discontinued operations requires various estimates to be made by management that are not generally made in the Company’s ordinary course of business.  Owing to a reduction of personnel following the consummation of the sale of the Business, the preparation of such estimates have delayed the completion and timely filing of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2007, and such delay could not have been avoided without unreasonable effort or expense.  The Company currently expects to file its Quarterly Report on Form 10-Q for the period ended June 30, 2007, on August 14, 2007, subject to the prior completion by Ernst & Young LLP of required procedures for interim quarterly filings.

PART IV — OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

J. Christopher Clifton, Esq.	(772)	231-1400
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   ☒Yes  ☐No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒Yes  ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company presently estimates that its consolidated stockholders’ equity at June 30, 2007, as will be reported on the consolidated balance sheet that will be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, once filed, will be approximately $28.8 million.

For the three month period ended June 30, 2006, the Company reported a restated consolidated net loss of $1,395,356.  The Company presently estimates that the Company’s consolidated net loss for the three month period ended June 30, 2007, as will be reported on the consolidated statement of operations that will be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, once filed, will be approximately $162.5 million.  The estimated consolidated net loss for the three month period ended June 30, 2007, is significantly higher than the consolidated net loss for the corresponding prior year period due, in part, to losses associated with the discontinuation of operations at the Company’s majority-owned subsidiary, Orchid Island TRS, LLC, and an other-than-temporary impairment charge to earnings during the three month period ended June 30, 2007.  As a result, comparisons of the Company’s consolidated results of operations for the three month period ended June 30, 2007, to the Company’s consolidated results of operations for the corresponding prior year period are not particularly meaningful.

The Company presently estimates that the Company’s consolidated loss from continuing operations for the three month period ended June 30, 2007, as will be reported on the consolidated statement of operations that will be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, once filed, will be approximately $82.0 million.  The Company presently estimates that the Company’s consolidated losses, net of tax, associated with discontinued operations for the three month period ended June 30, 2007, as will be reported on the consolidated statement of operations that will be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, once filed, will be approximately $80.5 million.

Opteum Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 10, 2007           By:   /s/ Jeffrey J. Zimmer
                    Jeffrey J. Zimmer, Chairman, President and Chief Executive Officer